UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-13182

GRAPHIC PACKAGING CORPORATION

(Exact name of registrant as specified in its charter)

814 Livingston Court

Marietta, Georgia 30067

(770) 644-3000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Guarantee of 8 5/8% Senior Subordinated Notes due 2012

of Graphic Packaging International, Inc.

(successor to the corporation formerly known as Graphic Packaging Corporation)

(Title of each class of securities covered by this  Form)

Common Stock, par value $0.01 per share

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

                Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	[ ]	Rule 12h-3(b)(1)(i)	[X]
Rule 12g-4(a)(1)(ii)	[ ]	Rule 12h-3(b)(1)(ii)	[ ]
Rule 12g-4(a)(2)(i)	[ ]	Rule 12h-3(b)(2)(i)	[ ]
Rule 12g-4(a)(2)(ii)	[ ]	Rule 12h-3(b)(2)(ii)	[ ]
		Rule 15d-6	[ ]

                Approximate number of holders of record as of the certification or notice date:      Less than 300

                Pursuant to the requirements of the Securities Exchange Act of 1934, Graphic Packaging Corporation, as successor to the corporation formerly known as Graphic Packaging International Corporation, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: September 18, 2003	GRAPHIC PACKAGING CORPORATION

	By:	/s/ EDWARD W. STROETZ, JR.
Edward W. Stroetz, Jr., Esq.
Secretary